PRINCETON PRIVATE INVESTMENTS ACCESS FUND

8000 Norman Center Drive, Suite 630

Minneapolis, Minnesota 55437

September 7, 2022

Public Filing Desk U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549
Re:	Princeton Private Investments Access Fund (CIK No. 0001620515) Delaying Amendment for Registration Statement filed on Form N-2

Dear Sir or Madam:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the “Securities Act”), Princeton Private Investments Access Fund (the “Registrant”) hereby files a delaying amendment with respect to its registration statement on Form N-2 (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 4, 2022 (Accession No. 001580642-22-003894). The Registration Statement relates to the proposed registration of shares of Princeton Private Investments Access Fund under the Securities Act.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant in the City of Minnesota and State of Minneapolis on the 7th day of September 2022.

No fees are required in connection with this filing. If you have any questions or comments, please contact me Philip Sineneng at Thompson Hine LLP, counsel to the Trust at (614) 469-3217.

Very truly yours,

/s/ John L. Sabre

John L. Sabre

President